Miller, Canfield, Paddock and Stone, P.L.C.
840 West Long Lake Road, Suite 200
Troy, Michigan 48098
Tel: 248-879-2000
Fax: 248-879-2001

February 22, 2010

Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549
Mail Stop 3561
Attention:  Amanda L. Ravitz

Re:	BorgWarner Inc.

Form S-3

Registration No. 333-163928

Ladies and Gentlemen:

On behalf of BorgWarner Inc., and pursuant to the Securities Act of 1933, as amended, and Rule 461 thereunder, enclosed for filing with the Securities and Exchange Commission is BorgWarner Inc.’s request for acceleration of the effective date of the above referenced registration statement.

Sincerely,

MILLER, CANFIELD, PADDOCK AND STONE
P.L.C.

By:	/s/ Brad B. Arbuckle

BBA/caj
Enclosures

BORGWARNER INC.
3850 HAMLIN ROAD
AUBURN HILLS, MICHIGAN 48326
Telephone:  (248) 373-5550

February 22, 2010

Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549
Mail Stop 3561
Attention:  Amanda L. Ravitz

Re:	BorgWarner Inc.

Form S-3

Registration No. 333-163928

Ladies and Gentlemen:

The undersigned registrant respectfully requests that the above-described registration statement, as amended, be made effective under the Securities Act of 1933, as amended, at 2:00 p.m. (Washington D.C. time) on Wednesday, February 24, 2010, or as soon thereafter as is possible.

The undersigned registrant acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

BorgWarner Inc.

By:	/s/ John J. Gasparovic
Name: John J. Gasparovic
Its: Vice President, General Counsel and Secretary